SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                        (Amendment No. _____2_____ )(1)


                             Hoovers, INC. (HOOV)
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                               (Name of Issuer)


                    Common Stock, Par Value $0.01 per share
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                        (Title of Class of Securities)


                                   439321100
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                                (CUSIP Number)


 Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                         5th Floor, New York, NY 10017
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 6, 2003
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.439321100


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               7    SOLE VOTING POWER

  NUMBER OF         109,961

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,405,000
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         109,961

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,405,000

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,514,961

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.69%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

CUSIP No.439321100


------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

------------------------------------------------------------------------
3    SEC USE ONLY



------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC, PN

------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

  NUMBER OF         1,400,000

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,400,000

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400,000

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.96%

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14   TYPE OF REPORTING PERSON*

     PN


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Hoovers, INC. (HOOV) that may be deemed to be beneficially owned by Mario Cibelli and Marathon Partners, L.P. (the "Reporting Persons") and to report the formation of a group (as defined in Rule 13d-5(b)(i) under the Securities Exchange Act of 1934, as amended involving the Reporting Persons.


CUSIP No.439321100


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Item 1.  Security and Issuer.

The name of the issuer is Hoovers, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 5800 Airport Blvd., Austin, TX 78752. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 5th Floor, New York, NY 10017. Mr. Cibelli is the managing member of Cibelli Capital Management, L.L.C. ("CCM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Partners, L.P., a New York limited partnership ("MP"), the other Reporting Person. Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts, including another investment partnership through his role in an affiliate of CCM.

     (d) Neither Mr. Cibelli nor CCM nor MP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Cibelli nor CCM nor MP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 1,514,961 Shares. The Shares are held by MP and the accounts for which Mr. Cibelli serves as portfolio manger (together, the "Clients").

The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F G. Cibelli UTMA: 500 Shares; Mario Cibelli C/F S. Cibelli UTMA: 1500 Shares; C. Cibelli IRA: 200 Shares; Mario Cibelli Simple
IRA: 1,200 Shares; Mario Cibelli IRA: 1500 Shares. The total cost for the Shares held by Mr. Cibelli is$25,504.

As of the date hereof, MP may be deemed to beneficially own 1,400,000 Shares. These Shares are held by MP in its account and the funds for the purchase of these Shares came from MP's own funds. The total cost for the Shares by MP is $7,847,592.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalves. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

However, on December 5, 2002, the Issuer announced that it had agreed to be acquired by D&B for $7.00 per Share in cash. In a letter to the Board of Directors dated December 9, 2002 (attached hereto as Exhibit A), Mr. Cibelli stated that he considered $7.00 per Share in cash for the Issuer to be grossly inadequate and that he would vehemently oppose the transaction as currently structured.

On February 6, 2003, Mr. Cibelli and Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. (collectively, "Austin") formed a group for the purpose of acquiring control of the Issuer. Mr. Cibelli, MP and Austin have delivered a letter to the Issuer, which is attached hereto as Exhibit D.

In addition to the foregoing, the Reporting Persons retains its rights to make alternative proposals and/or pursue other actions that would result in outcomes that are different from the current transaction being pursued by the Issuer with D&B.

In an effort to protect their investment and the investments made on behalf of their Clients, as well as to maximize shareholder value, the Reporting Persons and/or the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

In addition to the foregoing, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3) a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

As part of the Reporting Persons' foregoing efforts involving the Issuer, the Reporting Persons issued the press release attached hereto as Exhibit C.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 1,514,961 Shares, 9.69% of the Shares of the Issuer, based upon the 15,628,570 Shares outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

Mr. Cibelli has the power to vote or direct the vote of 1,514,961 Shares to which this filing relates.

Mr. Cibelli specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli and CCM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 1,514,961 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Mr. Cibelli may engage in any or all of the items discussed in Item 4 above.


As of the date hereof, MP may be deemed to be the beneficial owner of 1,400,000 Shares, 8.96% of the Shares of the Issuer, based upon the 15,628,570 Shares outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

MP has the power to vote or direct the vote of 1,400,000 Shares to which this filing relates.

MP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by MP are set forth in Schedule A and were all effected in broker transactions.

The 1,400,000 Shares were acquired for investment purposes. MP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, MP may also engage in any or all of the items discussed in Item 4 above.


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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 6, 2003, Mr. Cibelli and Austin formed a group for the purpose of acquiring control of the Issuer. Mr. Cibelli, MP and Austin have delivered a letter to the Issuer, which is attached hereto as Exhibit D.

The Group expects to form an acquisition entity to pursue the acquisition of control of the Issuer and up to all of the outstanding Issuer Common Stock that is not currently owned by a member of the Group.

Marathon Partners, L.P. has engaged Marlin and Associates to advise it in connection with strategic alternatives regarding the Issuer, and to provide certain investment banking services. Marlin and Associates will be paid a financial advisory fee of 1% of the cash raised by the acquisition entity.
The acquisition entity will reimburse Marathon Partners, L.P. and Mario Cibelli (and/or their affiliates, as applicable) for up to $100,000 of their documented out-of-pocket expenses incurred in connection with the acquisition. The acquisition entity will also grant equal rights to Marlin and Associates (or its affiliates) and Cibelli Management LLC in (i) $70,000 annually for advisory services, (ii) a warrant for 1% of the equity of the acquisition entity at a strike price that is equivalent to $8 per share of the Issuer Common Stock, and (iii) a warrant for an additional 1% of the equity of the acquisition entity at a strike price that is equivalent to $16 per share of the Issuer Common Stock.

The members of the Group have discussed, but have not reached an agreement, regarding allocation of board seats with respect to the acquisition entity.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A -- Letter from Mr. Cibelli to the Board of Directors of the Issuer dated December 9, 2002

Exhibit B -- September 23, 2002 Interview from the Wall Street Transcript

Exhibit C -- Press Release issued by Mario Cibelli December 19, 2002

Exhibit D - Letter from Mr. Cibelli and Austin dated February 6, 2003

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                                   SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                               February 7, 2003

                                     (Date)

                               /s/ Mario Cibelli
                    ----------------------------------------
                                  (Signature)


                                 Mario Cibelli

                                  (Name/Title)


                  Marathon Partners, L.P.

                  Cibelli Capital Management, LLC
                  General Partner

                  By:  /s Mario Cibelli
                  _____________________________________
                  Name: Mario Cibelli
                  Title: Principal

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                  Transactions in the Shares -- Mario Cibelli

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


12/09/2002            59,100                         7.02
12/10/2002             5,000                         7.03
12/10/2002            16,780                         7.02
12/12/2002             1,919                         7.19
12/13/2002             3,000                         7.21
12/17/2002             3,000                         7.29
12/19/2002            44,100                         7.14
12/20/2002             5,900                         7.11
1/3/2003              20,000                         7.14
1/6/2003               5,000                         7.13
1/10/2003              2,500                         7.13


             Transactions in the Shares -- Marathon Partners, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


12/09/2002            59,100                         7.02
12/10/2002             1,000                         7.03
12/20/2002             1,500                         7.06

Exhibit 99 -A: Letter from Mr. Cibelli to the Board of Directors of the Issuer dated December 9, 2002

  Exhibit 99 -B: September 23, 2002 Interview from the Wall Street Transcript

              Exhibit 99 -C: Press Release dated December 19, 2002

 Exhibit 99 -D: Joint Letter to Hoovers, Inc. dated February 6, 2003 from the
                          Reporting Persons and Austin




03366.0001 #383265v3